Filed by Fidelity Bankshares, Inc.
                                                            pursuant to Rule 425
                                                        under the Securities Act
                                                        of 1933 and deemed filed
                                                         pursuant to Rule 14a-12
                                                            under the Securities
                                                            Exchange Act of 1934

                                      Subject Company: Fidelity Bankshares, Inc.
                                               Commission File Number: 000-29040



                   Manager Talking Points: Merger Announcement

o I'm here to talk with you about some important news that affects all of us at Fidelity Bankshares and Fidelity Federal.

o This morning our company announced plans for Fidelity Bankshares to merge with National City Corporation, headquartered in Cleveland, Ohio. National City has assets of more than $141 billion, is among the largest banks in the country and has been in existence for more than 160 years.

o In the increasingly competitive banking environment, our directors and senior management believe this decision is in the best long-term interests of our investors, customers, employees and communities.

o Our company has a long history of providing superior service to our customers, and to helping our communities grow and thrive. As competition in the banking industry intensifies, joining National City will better position us to achieve those goals, while upholding our local decision-making and customer- and community-driven culture.

o National City is no stranger to the Florida market and is committed to expanding its presence. They have conducted business in the state for many years, primarily in residential and commercial real estate lending, commercial finance and personal wealth management.


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o    And, as you may know, earlier this month the company announced plans to acquire Harbor Florida Bancshares, the holding company for Harbor Federal Savings Bank, headquartered in Fort Pierce.

o We view this announcement as a demonstration of their commitment to growth in this market, and we are excited about the opportunities to expand our market share.

o National City currently operates more than 1,200 branches, primarily in seven states - Ohio, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania - and also serves customers in selected markets nationally. Its core businesses include commercial and retail banking, mortgage financing and servicing, consumer finance and asset management.

o Like Fidelity, National City is squarely focused on its commitment to its customers and communities. That's critical to all of us here at Fidelity, where we're proud to be part of the fabric of our community.

o That won't change, and in fact, by partnering with National City, we believe we can have an even greater impact on the success of our customers and communities.

o Your management team believes we have a great future ahead of us as part of such a fine organization as National City. But we also realize that this announcement raises a lot of questions and concerns.

o I'm sure the most important question on your minds right now is "What does this mean to me and my job?"

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o    Keep in mind that National City intends to merge with Fidelity Federal because of the tremendous growth opportunities that will result. The company is committed to growing and expanding our customer base and franchise, and to do so effectively, they will need a talented, dedicated and driven work force. As a result, long term, we actually expect expanded opportunities for employees and ultimately, for employment opportunities to grow.

o There is the potential for some job impacts, most likely in certain back office functions. National City does not intend to close any branches, rather, the company will focus on expanding our existing network.

o For those who might be affected, National City, like Fidelity, is a caring and compassionate employer committed to providing resources and support to help employees affected by any change.

o Again, however, National City will focus on growing our business, including continuing to expand our branch network. Ultimately, there will be enhanced employment opportunities.

o The merger is subject to regulatory and shareholder approval, then a transition timetable has to be established. At this point, we anticipate that the transaction will close first quarter of 2007.

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o    Our leadership and National City are absolutely committed to keeping employees informed as the merger process proceeds. National City has completed a number of mergers in recent years, and a top priority is communication with employees.

o In conjunction with today's announcement, National City has asked us to share a brief overview of the company with you. Along with the information about National City, we're also providing you with a letter from Mr. Elhilow, a copy of today's news release and some frequently asked questions. I encourage you to read this material to learn more about the merger process.

o In the very near future, we'll be working with National City to establish ongoing communication about the merger. This will include providing more information about National City, as well as issues such as the conversion process, job impact, benefits and so forth.

o I especially want to stress the importance of continuing to provide outstanding service to our customers during this transition period. We want them to know that they can continue to expect the same high level of service that they've always received from Fidelity Federal - and that in the future they will enjoy added benefits, such as enhanced products and services, when we become part of National City.

o Many of your customers, friends, relatives and neighbors will probably be asking questions about the merger announcement. Please feel free to share the facts of today's announcement, but also let them know it's too early in the process to have a lot of details. Please refer the Q&A document for some suggested ways to respond to customer questions.

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o    That's all the information I have to share with you now, but I especially want to thank each and every one of you for helping make our company what it is today. It's because of your efforts that we are in a position to move to the next level.

o Yes, there are a lot of questions, and change creates uncertainty. But this really is an exciting time for us, and I appreciate the commitment and support from everyone on our team. Now let's talk about what's on your mind.
                              Questions/discussion

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission
(SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Fidelity Bankshares, Inc., without charge, at the SEC's Web site, http://www.sec.gov, and the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Fidelity Bankshares at 205 Datura Street, West Palm Beach, Florida 33401,
Attention: Investor Relations, 561-803-9980.

The respective directors and executive officers of National City and Fidelity Bankshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Fidelity Bankshares directors and executive officers is available in its proxy statement filed with the SEC on March 24, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Fidelity Bankshares' stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Fidelity Bankshares' results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Fidelity Bankshares filed with the SEC. Copies of these filings are available at no cost on the SEC's Web site, www.sec.gov, and on the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

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